Exhibit 99.1

PRESS RELEASE
NYSE: GOLD	TSX: ABX

All amounts expressed in US dollars

Barrick Announces Name Change to BARRICK MINING CORPORATION and Election of Directors

Toronto, May 6, 2025 – Barrick Mining Corporation (NYSE:GOLD1)(TSX:ABX) (“Barrick” or the “Company”) today announced that it has completed its name change to Barrick Mining Corporation and « Société minière Barrick » in French, following receipt of shareholder approval at its Annual and Special Meeting of Shareholders held earlier today.

The Barrick common shares will commence trading under the Company’s new name on the New York Stock Exchange and the Toronto Stock Exchange at the start of trading on May 9, 2025. In connection with the name change, the ticker symbol for the Barrick common shares listed on the New York Stock Exchange will be changed to ‘B’, effective as of the start of trading on May 9, 2025. The Barrick common shares will continue to trade under the ‘ABX’ ticker symbol on the Toronto Stock Exchange. The new CUSIP number for the Barrick common shares effective at the start of trading on May 9, 2025 will be 06849F108.

The Company also today announced that the nominees put forward in the Information Circular for the 2025 Annual and Special Meeting of Shareholders were elected as directors of Barrick.

Detailed voting results of the business considered at the 2025 Annual and Special Meeting of Shareholders are set out below.

Voting results for the election of each of the directors are as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
D. Mark Bristow	1,020,378,227	98.51%	15,416,258	1.49%
Helen Cai	1,010,295,881	97.54%	25,498,604	2.46%
Isela A. Costantini	1,005,499,131	97.08%	30,295,354	2.92%
Brian L. Greenspun	983,079,618	94.91%	52,714,867	5.09%
J. Brett Harvey	942,971,604	91.04%	92,822,881	8.96%
Anne N. Kabagambe	1,015,871,620	98.08%	19,222,865	1.92%
Loreto Silva	1,014,662,624	97.96%	21,131,861	2.04%
John L. Thornton	883,067,332	85.26%	152,727,153	14.74%
Ben van Beurden	1,025,415,531	99.00%	10,378,954	1.00%
Pekka J. Vauramo	1,005,397,144	97.07%	30,397,341	2.93%

Voting results for the resolution approving the appointment of the auditor are as follows:

Votes For	% For	Votes Withheld	% Withheld
1,074,381,424	93.24%	77,936,649	6.76%

Voting results for the advisory resolution on executive compensation are as follows:

Votes For	% For	Votes Against	% Against
945,831,487	91.28%	90,362,970	8.72%

Voting results for the special resolution approving the name change are as follows:

Votes For	% For	Votes Against	% Against
1,131,229,279	98.14%	21,482,618	1.86%

Enquiries

Investor and Media Relations

Kathy du Plessis

+44 20 7557 7738

Email: barrick@dpapr.com

Website: www.barrick.com

Endnote 1

The ticker symbol for the Barrick common shares listed on the New York Stock Exchange is changing from “GOLD” to “B”, effective at the start of trading on May 9, 2025. The Barrick common shares will continue to trade under the “ABX” ticker symbol on the Toronto Stock Exchange. The new CUSIP number for the Barrick common shares effective at the start of trading on May 9, 2025 will be 06849F108.

Cautionary Statement on Forward-Looking Information

Certain information contained in this press release constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “build”, “strategy”, “commitment”, “develop”, “replenish”, “secure”, “transform”, “continue”, “expand”, “grow”, “expand”, “extension”, “invest”, “will” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s future plans and the timing for such plans, growth potential, financial strength, investments and overall strategy; and expectations regarding future price assumptions, financial performance, shareholder returns and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Barrick as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK MINING CORPORATION	PRESS RELEASE